UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

    JAZZ PHARMACEUTICALS, INC.

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    472147107

(CUSIP Number)

    December 31, 2009

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 472147107		Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 835,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 835,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* CO

Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Jazz Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3180 Porter Drive, Palo Alto, CA 94304 United States

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748GT, George Town, Grand Cayman, Cayman Islands

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 472147107

Item 3.	Not Applicable.

Item 4.	Ownership.

1.	Swiftcurrent Offshore, Ltd:

(a)	Amount beneficially owned: 835,250 shares

(b)	Percent of class: 2.7%. The percentage of Common Stock reported as beneficially owned is based upon 30,992,088 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 835,250 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 835,250 shares

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Mr. Roberto Mignone is the managing member of Bridger Management, LLC.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2010

BRIDGER MANAGEMENT LLC

By:	/s/ ROBERTO MIGNONE
Roberto Mignone, Managing Member

SWIFTCURRENT OFFSHORE, LTD.

By:	/s/ ROBERTO MIGNONE
Roberto Mignone, Managing Member of Investment Manager